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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1
                               (AMENDMENT NO. 3)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                 SCHEDULE 13D*

                              (AMENDMENT NO. 13)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                           RHONE-POULENC RORER INC.
                           (Name of Subject Company)

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                              RHONE-POULENC S.A.
                                   (Bidder)

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                        COMMON STOCK, WITHOUT PAR VALUE
                        (Title of Class of Securities)

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                                  76242T 10 4
                     (CUSIP Number of Class of Securities)

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                                  YVES BRISSY
                              RHONE-POULENC S.A.
                             25, QUAI PAUL DOUMER
                        92408 COURBEVOIE CEDEX, FRANCE
                              011-331-47-68-12-34
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

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                                With Copies to:

      HUBERTUS V. SULKOWSKI, ESQ.            CREIGHTON O'M. CONDON, ESQ.
          SHEARMAN & STERLING                    SHEARMAN & STERLING
    114, AVENUE DES CHAMPS-ELYSEES              599 LEXINGTON AVENUE
          75008 PARIS, FRANCE                    NEW YORK, NEW YORK
          011-331-53-89-70-00                     (212) 848-4000

                              SEPTEMBER 26, 1997

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*This Statement also constitutes Amendment No. 13 to the Statement on Schedule
13D of Rhone-Poulenc S.A. with respect to the Common Stock, without par value, of Rhone-Poulenc Rorer Inc. which may be deemed to be beneficially owned by Rhone-Poulenc S.A.
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  This Amendment No. 3 to the Tender Offer Statement on Schedule 14D-1 and
Amendment No. 13 to the Statement on Schedule 13D (this "Amendment") filed by Rhone-Poulenc S.A., a societe anonyme organized under the laws of the Republic of France ("Purchaser") relates to the offer by Purchaser to purchase all of the issued and outstanding shares (the "Shares") of common stock, without par value, of Rhone-Poulenc Rorer Inc., a Pennsylvania corporation, at a price of $97 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 22, 1997 (the
"Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").

ITEM 10. ADDITIONAL INFORMATION.

  Item 10(f) is hereby amended by amending and restating in its entirety the first paragraph under "THE TENDER OFFER--Section 2. Acceptance for Payment and Payment for Shares" in the Offer to Purchase as follows:

    2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn, promptly after the Expiration Date. Notwithstanding the immediately preceding sentence and subject to applicable rules of the Commission and the terms and conditions of the Merger Agreement, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares in order to comply in whole or in part with applicable laws. Any such delay will be effected in compliance with Rule 14e-1(c) under the Exchange Act (which requires a bidder to pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer).

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  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 26, 1997

                                          RHONE-POULENC S.A.

                                          By: /s/ Yves Brissy
                                             Name: Yves Brissy
                                             Title: General Counsel


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